REHABPATH, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



Independent Accountant's Review Report

To Management
RehabPath, Inc.
Madison, Wisconsin

We have reviewed the accompanying balance sheet of RehabPath, Inc. as of December 31, 2018 and 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 25, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

REHAB PATH, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 8,076	$ 14,969
Accounts Receivable	15,083	20,063
Notes Receivable	8,100	50,000
Pre-Paid Expense	748	-
TOTAL CURRENT ASSETS	32,007	85,032
NON-CURRENT ASSETS		
Intellectual Property	20,000	20,000
Equipment	3,837	2,425
Accumulated Depreciation	(1,420)	(337)
Security Deposits	3,000	1,632
TOTAL NON-CURRENT ASSETS	25,417	23,720
TOTAL ASSETS	57,424	108,752
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	29,785	9,422
Unearned Revenue	22,416	4,000
TOTAL CURRENT LIABILITIES	52,201	13,422
NON-CURRENT LIABILITIES		
Related Party Loan	28,000	-
TOTAL LIABILITIES	80,201	13,422
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized;	50	50
5,000,000 issued; $.00001 par value)		
Additional Paid in Capital	122,950	119,950
Dividends	(13,037)	-
Retained Earnings (Deficit)	(132,739)	(24,670)
TOTAL SHAREHOLDERS' EQUITY	(22,777)	95,330
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 57,424	$ 108,752

REHAB PATH, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 214,993	$ 104,530
Cost of Goods Sold	(40,354)	(2,529)
Gross Profit	174,640	102,001
Operating Expense		
Salaries & Wages	184,520	78,154
General & Adminstrative	56,987	40,024
Rent	25,670	2,894
Selling & Marketing	12,679	4,987
Legal & Professional	1,770	275
Depreciation	1,083	337
	282,709	126,671
Net Income from Operations	(108,069)	(24,670)
Net Income	$ (108,069)	$ (24,670)

REHAB PATH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (108,069)	$ (24,670)
Change in Accounts Payable	20,363	9,407
Change in Accounts Receivable	4,980	(20,047)
Depreciation	1,083	337
Change in Pre-Paid Expenses	(748)	-
Change in Unearned Revenue	18,416	4,000
Net Cash Flows From Operating Activities	(63,975)	(30,973)
Cash Flows From Investing Activities		
Purchase of Equipment	(1,412)	(2,425)
Purchase of Intellectual Property	-	(20,000)
Increase in Security Deposits	(1,368)	(1,632)
Net Cash Flows From Investing Activities	(2,780)	(24,057)
Cash Flows From Financing Activities		
Issuance of Common Stock	-	50
Change in Additional Paid-In Capital	3,000	119,950
Change in Notes Receivable	41,900	(50,000)
Change in Related Party Loan	28,000	-
Dividends Paid	(13,037)	-
Net Cash Flows From Investing Activities	59,863	70,000
Cash at Beginning of Period	14,969	-
Net Increase (Decrease) In Cash	(6,892)	14,970
Cash at End of Period	$ 8,076	$ 14,969

REHAB PATH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

_____

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital		Equity
Balance at December 31, 2016		$ -		$ -	$ -	$ -	$ -
Issuance of Stock	5,000,000	50		-	119,950		120,000
Net Income							(24,670)
Balance at December 31, 2017	5,000,000	$ 50		$ -	$ 119,950	$ -	$ 95,330
Additional Paid in Capital					3,000		3,000
Dividends						(13,037)	(13,037)
Net Income							(108,069)
Balance at December 31, 2018	5,000,000	$ 50		$ -	$ 119,950	$ (13,037)	$ (22,777)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

RehabPath, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a marketing company for addiction rehabilitation centers.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible Assets represents a combination of domain names, copyrights, and trademarks. Management has determined these assets to have an indefinite useful life and does not believe they have been impaired.

These assets were purchased from Blend Marketing. Blend Marketing is majority-owned by Jeremiah Calvino who is a member of the Company's management team.

Note Receivable

Note Receivable represents a loan to Blend Marketing. The Note has no formal repayment structure and bears no interest. Blend Marketing is majority-owned by Jeremiah Calvino who is a member of the Company's management team.

Rent

The Company currently occupies office space under a month-to-month operating lease. There are no future minimum payments due under the lease.

Non-Monetary Transactions

From time to time, the Company receives services, such as consulting, marketing, and design work, from Blend Marketing free of charge. Blend Marketing is majority-owned by Jeremiah Calvino who is a member of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company currently has 325,000 outstanding stock options.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2018, the Company received a loan of $28,000 from related party Ben Camp. The loan accrues no interest and has no formal repayment structure. Ben Camp is a member of the Company's management team.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 25, 2019 the date that the financial statements were available to be issued.

Subsequent to the period, the Company created a foreign subsidiary.